UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42020

MAREX GROUP PLC
(Translation of registrant’s name into English)

155 Bishopsgate London EC2M 3TQ United Kingdom +44 20 7655 6000	140 East 45th Street, 10th Floor New York, New York 10017 (212) 618-2800
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Notice of Hearing for Sanction of the Scheme Relating to Proposed Redomiciliation to Bermuda
On June 18, 2026, Marex Group plc (the “Company”) announced that the hearing for the application and the sanction of the scheme of arrangement between the Company and the Company’s shareholders (the “Scheme”) relating to the proposed redomiciliation of the Company to Bermuda (the “Proposed Redomiciliation”) will be heard before a High Court Judge at the Royal Courts of Justice, Rolls Building, 7 Rolls Buildings, London, EC4A 1NL on June 26, 2026. The expected effective date of the Scheme (and the date of substitution of the Company’s ordinary shares on Nasdaq with the ordinary shares of Marex Group Limited) is July 1, 2026.
Forward-Looking Statements
This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation the expected date of the Scheme hearing and the expected effective date of the Scheme. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “would,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, our ability to satisfy the conditions to the Proposed Redomiciliation on the expected timeframe, or at all, and the occurrence of unanticipated difficulties or costs in connection with the Proposed Redomiciliation, and other risks discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year-ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) and our other reports filed with the SEC.
The forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made in this Form 6-K. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group plc

Date: June 18, 2026	By:	/s/ Robert Irvin
	Name:	Robert Irvin
	Title:	Chief Financial Officer